

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2018

Michael Cola
President and Chief Executive Officer
Aevi Genomic Medicine, Inc.
435 Devon Park Drive, Suite 715
Wayne, PA 19087

Re: Aevi Genomic Medicine, Inc.
Registration Statement on Form S-3
Filed May 15, 2018
File No. 333-224929

Dear Mr. Cola:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Scott R. Jones